Filed by Monroe Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Monroe Capital Corporation
File No. of Related Registration Statement: 333-290114

 ASSET SALE AND MERGER PROPOSED  Your Vote Is Missing And Urgently Needed  Our Board of Directors unanimously recommends that you respond to this solicitation by voting FOR each of the proposals described in the previously provided proxy materials.  Dear Fellow Shareholder:  Our records indicate that you have yet to vote your shares in connection with the Special Meeting of Shareholders of Monroe Capital Corporation, a Maryland corporation (“MRCC”), to be held virtually on March 13, 2026 at 2:30 p.m., Eastern Time, at the following website: www.virtualshareholdermeeting.com/MRCC2025SM2. We previously provided you with the proxy materials, which describe in detail the proposals to be considered at the meeting. At the meeting, you will be asked to consider and vote on two items relating to our proposed asset sale transaction with Monroe Capital Income Plus Corporation (“MCIP”) (the “asset sale”) and subsequent merger with Horizon Technology Finance Corporation (“HRZN”) (the “merger”). The closing of the asset sale and merger are contingent upon each other.  We believe the proposed asset sale to MCIP and subsequent merger between MRCC and HRZN present a compelling transac-tion that will provide multiple benefits to shareholders of MRCC. We believe that the transactions will result in the following:  Enhanced Scale – The merger will increase the size and scale of the combined company, HRZN. Based on September 30, 2025 financials, the combined company is expected to benefit from additional equity capital of approximately  $160 million, before adding permitted leverage, resulting in the combined company having more than $475 million of net assets. Due to its increased size and scale post-closing, the combined company is expected to realize a reduction in per-share operating expenses for shareholders on a pro forma basis.  Improved Secondary Market Liquidity – Shareholders of the combined company are expected to benefit from im-proved trading liquidity through, among other things, a broader investor base.  Return Accretion – The merger is expected to be neutral to net investment income for the combined company during the first-year post-closing, and accretive over time, as compared to MRCC on a stand-alone basis, driven by opera-tional savings, portfolio mix optimization, and cost savings from capital structure improvements over the long-term.  Additional Capital to Support Next Phase of Growth – The merger will provide the combined company with incre-mental capital to execute on HRZN’s current investment strategy of providing venture debt to sponsor-backed private companies in technology, healthcare, life sciences and sustainability, while broadening its investment platform to lending opportunities for public small-cap growth companies.  Increased Access to Long-Term, Lower-Cost, Flexible Debt Capital – The merger and associated effects noted above should enable the combined company to better access a wider array of debt funding solutions, including access to structural efficiencies and potential borrowing cost reductions over time.  Advisory Fee Waivers – In connection with and in support of the transaction, only if the asset sale and merger are consummated, Horizon Technology Finance Management LLC (“HTFM”), which will continue to manage the com-bined company post-closing, has agreed to waive an aggregate amount of $4 million of advisory fees over the first four full fiscal quarters following the closing. The fee waiver will be implemented at a rate of up to $1 million per quarter commencing at the end of the first full fiscal quarter following the closing of the merger. The Fee Waiver for each applicable fiscal quarter will not exceed the total amount of advisory fees earned by HTFM during such fiscal quarter.  R30392-LTR  Monroe Capital Corporation  Scan the code with your phone's camera to hear an important message from our Chairman and CEO, Theodore L. Koenig.

 PROXY QUESTIONS?  Call 1-833-501-4817  WWW.PROXYVOTE.COM  Please have your proxy card in hand when accessing the  website. There are easy-to-follow directions to help you complete the electronic voting instruction form.  ONLINE  VOTE PROCESSING  Mark, sign and date your proxy card and return it in the postage-paid  envelope previously provided.  MAIL  FOUR WAYS TO VOTE  PHONE  WITHOUT A PROXY CARD  Call 1-833-501-4817  Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.  WITH A PROXY CARD  Call 1-800-690-6903 with a touch-tone phone to vote  using an automated system.  WITH A SMARTPHONE  Vote by scanning the Quick Response Code or “QR Code” on the proxy card/voting instruction form enclosed.  QR CODE  By voting FOR each of the proposals, you are helping MRCC to realize several critical benefits described in more detail in the proxy materials for the meeting. We encourage you to review the proxy materials carefully and vote your shares using any one of the methods described below. Your prompt response will help us meet shareholder approval requirements before the meeting, thereby reducing the risk of postponement or adjournment. If you have additional questions about voting, please call our proxy solicitor, Broadridge at 1-833-501-4817.  Voting today will help us reduce costs and avoid unnecessary outreach. Your vote and participation are very important to us, no matter how many or few shares in MRCC you own.  Thank you for your vote and continued support.  Sincerely,  Theodore L. Koenig  Chairman and Chief Executive Officer

 Z91986-EPB  Go to proxyvote.com  Your vote is urgently needed.  Voting is quick and easy, please cast your vote today on any device you prefer.  Monroe Capital Corporation  Asset Sale  and Merger Proposed  Please vote today.  SRA3M03P9L2E--EEPPRN

 0000 0000 0000 0000  NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number.  PROXYVOTE.COM  Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.  0000 0000 0000 0000  NOTE: This is not an actual Control Number. Please refer to the voting instruction form for your unique Control Number.  Four ways to vote:  ONLINE  PHONE  QR CODE  MAIL  Vote by scanning the Mark, sign and date Quick Response Code or your ballot and return it “QR Code” on the Proxy in the postage-paid  Card/VIF enclosed. envelope provided.  0000 0000 0000 0000  0000 0000 0000 0000  WITHOUT A PROXY CARD WITH A SMARTPHONE VOTE PROCESSING  Call 1-833-501-4817  Your vote is needed.  Please vote your shares today.  Our records indicate you have not yet voted. The special shareholder meeting will be held on March 13, 2026.  Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone, or mail.  Simply follow the instructions on the enclosed form.  For your convenience, we’ve highlighted where you can find your unique Control Number.  If you have any questions or need assistance, please call 1-833-501-4817.  Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.  WITH A PROXY CARD  Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.  Monroe Capital Corporation  Monroe Capital Corporation

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of Monroe Capital Corporation (“MRCC”) or Horizon Technology Finance Corporation (“HRZN”) or the proposed sale of assets by MRCC to Monroe Capital Income Plus Corporation (“MCIP”) and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including, without limitation, the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions, as a result of the transactions; (viii) the future operating results and net investment income or distribution projections of MRCC, HRZN or, following the closing of the transactions, the combined company; (ix) the ability of Horizon Technology Finance Management LLC (“HTFM”) to implement its future plans with respect to the combined company; (x) the expected financings and investments and additional leverage that MRCC, HRZN or, following the closing of the transactions, the combined company may seek to incur in the future; (xi) the adequacy of the cash resources and working capital of MRCC, HRZN or, following the closing of the transactions, the combined company; (xii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (xiii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (xiv) risks associated with possible disruption in the operations of MRCC and/or HRZN or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (xv) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xvi) conditions in MRCC’s and HRZN’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xvii) other considerations that may be disclosed from time to time in MRCC’s and HRZN's publicly disseminated documents and filings. There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. HRZN and MRCC have based the forward-looking statements included in this communication on information available to it on the date hereof, and neither

HRZN, MRCC nor their affiliates assume any obligation to update any such forward-looking statements. Although HRZN and MRCC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that HRZN and MRCC may make directly to you or through reports that they have filed with the Securities and Exchange Commission (the “SEC”), or in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the proposed asset sale between MRCC and MCIP and the proposed merger of HRZN and MRCC, as well as certain related matters (the “Proposals”). In connection with the Proposals, HRZN has filed with the SEC a registration statement on Form N-14 (File No. 333-290114) (the “Registration Statement”) that contains a combined joint proxy statement for HRZN and MRCC and a prospectus of HRZN (the “Joint Proxy Statement”), and HRZN and MRCC have mailed the Joint Proxy Statement to their respective shareholders. The Joint Proxy Statement and the Registration Statement each contain important information about HRZN, MRCC, and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT, THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, AND THE PROPOSALS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of HRZN’s or MRCC’s website is incorporated by reference in this communication and you should not consider that information to be part of this communication.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of HTFM or Monroe Capital LLC (“Monroe Capital”) and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or HRZN Proxy Statement, as applicable. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital BDC Advisors, LLC or Monroe Capital and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders

(the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or MRCC Proxy Statement, as applicable. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals is contained in the Registration Statement, including the Joint Proxy Statement included therein, and will be contained in other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in HRZN or MRCC or in any fund or other investment vehicle managed by Monroe Capital or any of its affiliates.